Concord & Sage PC

April 9, 2025

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Frank Knapp

Wilson Lee

Benjamin Holt

David Link

Re:	Wintergreen Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 18, 2025
CIK No. 0002053927

Ladies and Gentlemen:

On behalf of Wintergreen Acquisition Corp., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 7, 2025 on the Company’s amendment No.1 to draft registration statement on Form S-1 confidentially submitted on March 18, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 18, 2025

Redemption of public shares and distribution and liquidation if no initial business combination, page 37

1. We note your response to prior comment 10 and reissue the comment. We note your disclosure that the company may extend the period of time to consummate a de-SPAC transaction to 24 months, including the 9 one-month extensions. Please revise to disclose any limitations on extensions of the period of time to consummate a de-SPAC transaction beyond 24 months, including the number of times. Also disclose the consequences to the SPAC sponsor of not completing an extension of this time period . Finally, address whether security holders will have voting or redemption rights with respect to such extensions. See Item 1602(b)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement on the page 37 and throughout the prospectus where applicable.

Notes To Financial Statements, page F-7

2. We note your response to prior comment 18. As mentioned in Question 35 of the Jumpstart Our Business Startups Act Frequently Asked Questions, the extended transition period for emerging growth companies in Section 7(a)(2)(B) of the Securities Act is an accommodation with respect to the effective dates of new or revised financial accounting standards and only applies if such standards apply to companies that are not issuers. ASC 280 applies to all public entities and does not apply to nonpublic entities. Refer to ASC 280-10-15-2 and -3. Emerging growth companies that have chosen to take advantage of the extended transition period provided in Section 7(a)(2)(B) are required to comply with ASC 280. Please provide the disclosures required by ASC 280, including those required by ASU 2023-07.

In response to the Staff’s inquiry, the Company has disclosed the adoption of ASU 2023-07 under “Recent Accounting Pronouncements” and added Note 8-Segment Information in order to comply with the reportable segment disclosure requirements required by ASU 2023-07.

If you have any questions regarding the Revised Draft Registration Statement, please contact us by phone at +1 (858) 568 1696 or +86 173 1015 1513 or via e-mail at fvproject@concordsage.com.

Very truly yours,

/s/ Concord & Sage P.C.

cc:	Fayer Yao Bingzhao Tan

Concord & Sage PC. Email: info@concordsage.com

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